EXHIBIT 12

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                                     Years Ended December 31,
                                                      --------------------------------------------------------
                                                        1998        1999         2000       2001       2002
                                                      -------     -------     -------     -------     -------
                                                                             (millions)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations             $ 1,077     $ 1,288     $ 1,272     $ 1,157     $   664

Loss/(Income) from Equity Investees, Net of
Distributions                                              28           9         (11)        (74)         11
Fixed Charges                                             577         615         718         894         966
Capitalized Interest and AFUDC                            (11)        (16)        (33)        (81)       (109)
Preferred Securities Dividends Requirements
of Subsidiaries                                           (85)        (99)       (100)        (75)        (60)
                                                      =======     =======     =======     =======     =======
Earnings                                              $ 1,586     $ 1,797     $ 1,846     $ 1,821     $ 1,472
                                                      =======     =======     =======     =======     =======

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense                                          481         506         604         803         892
Interest Factor in Rentals                                 11          10          14          16          14
Preferred Securities Dividends Requirements
of Subsidiaries                                            85          99         100          75          60
Total Fixed Charges                                   $   577     $   615     $   718     $   894     $   966
                                                      =======     =======     =======     =======     =======

Ratio of Earnings to Fixed Charges                       2.75        2.92        2.57        2.04        1.52
                                                      =======     =======     =======     =======     =======

(A) The term "earnings" shall be defined as pretax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividends requirements of majority-owned subsidiaries stated on a pre-tax level.


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